Exhibit 12.1
Mediacom Broadband LLC
Schedule of Computation of Ratio of Earnings to Fixed Charges and Preferred Dividends

	For the Years ended December 31,
	2010	2009	2008	2007	2006

Earnings:
Income (loss) before income taxes	$49,832	$94,840	$20,663	$5,274	$(15,238)
Interest expense, net	112,106	112,474	113,846	120,673	109,869
Amortization of capitalized interest	1,429	1,986	1,148	1,114	962
Amortization of debt issuance costs	3,992	3,560	1,856	1,989	2,622
Interest component of rent expense(1)	3,065	2,878	2,859	2,904	2,803

Earnings available for fixed charges and preferred dividends	$170,424	$215,738	$140,372	$131,954	$101,018

Fixed charges and preferred dividends:
Interest expense, net	$112,106	$112,474	$113,846	$120,673	$109,869
Capitalized interest	2,136	1,808	2,069	2,045	1,675
Amortization of debt issuance cost	3,992	3,560	1,856	1,989	2,622
Interest component of rent expense(1)	3,065	2,878	2,859	2,904	2,803
Preferred dividends	18,000	18,000	18,000	18,000	18,000

Total fixed charges and preferred dividends	$139,299	$138,720	$138,630	$145,611	$134,969

Raito of earnings over fixed charges and preferred dividends	1.22	1.56	1.01	—	—

Deficiency of earnings over fixed charges and preferred dividends	$—	$—	$—	$(13,657)	$(33,951)

(1)	A reasonable approximation (one-third) is deemed to be the interest factor included in rental expense.